Pursuant to Rule 424(b)(3)
Registration No. 333-111679

SUPPLEMENT TO PROSPECTUS

DATED JANUARY 29, 2004

PSYCHIATRIC SOLUTIONS, INC.

4,932,932 Shares

Common Stock

     The prospectus, dated January 29, 2004 (the “Prospectus”), to which this supplement, dated August 17, 2004, is attached (the “Supplement”), relates to the resale by the holders thereof of up to an aggregate of 4,891,502 shares of common stock, $.01 par value per share (“Common Stock”), of Psychiatric Solutions, Inc. (the “Company”) that are issuable upon the conversion of the Company’s series A convertible preferred stock and 41,430 shares of Common Stock that are held by certain of the selling stockholders. This Supplement together, with the Prospectus, is to be used by certain holders of Common Stock or by their transferees, pledgees, donees or their successors in connection with the offer and sale of Common Stock. You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus except to the extent that the information in this Supplement supersedes the information contained in the Prospectus.

     The table appearing under the heading “Selling Stockholders” in the Prospectus is hereby amended and superseded in part by the information appearing in the table below.

Percentage of
Common Stock
	Number of Shares of	Number of Shares of	Beneficially
	Common Stock	Common Stock That	Owned Assuming
Name of Selling	Beneficially	May Be Sold	Completion of This
Stockholder	Owned(1)	Pursuant Hereto	Offering
Salix Ventures II, L.P.(2)	373,621	371,621	*

*	Indicates beneficial ownership of less than 1.0% of the Company’s outstanding common stock.

(1)	Under SEC rules, the number of shares of common stock into which shares of the Company’s series A convertible preferred stock are convertible within 60 days of August 17, 2004. Also includes options of Mr. Grant, one of the Company’s directors, to purchase 2,000 shares of Common Stock.

(2)	The Company filed a supplement to the Prospectus on March 31, 2004 that registered up to 736,492 shares of Common Stock, which could be obtained through the conversion of Salix Ventures II, L.P.’s shares of the Company’s series A convertible preferred stock plus any accrued dividends, for resale by the limited partners of Salix Ventures II, L.P. (“Salix Ventures”) and by the general partners of Salix Partners II, the general partner of Salix Ventures . On or before April 1, 2004, Salix Ventures distributed 364,871 shares to its limited partners and the general partners of its general partner. These shares were obtained through the conversion of 50% of its shares of the Company’s series A preferred stock plus any accrued dividends. Salix Ventures now has determined to sell for its own account the shares of Common Stock that may be obtained upon conversion of its shares of the Company’s series A preferred stock plus any accrued dividends, rather than distribute the shares to its limited partners and to the general partners of Salix Partners II.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 33 of the Company’s Annual Report on
Form 10-K for the year ended December 31, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Supplement is August 17, 2004